# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: NewAmsterdam Pharma Company N.V., CIK 0001936258
CUSIP: N62509109
Title of class of securities: Ordinary Shares, Nominal value 0.12 per share
Address of issuer's principal executive offices: Gooimeer 2-35, Naarden, Netherlands (P7), 1411 DC
Date of event which requires filing of this statement: 08/08/2025
Filed by CIK 0001823747
Persons authorized to receive notices and communications: Forbion Capital Partners, Gooimeer 2-35, Naarden, Netherlands (P7), 1411 DC, 31 (0) 35 699 30 00

## Reporting persons
- Forbion Capital Fund IV Cooperatief U.A. (CIK 0001823747): type of reporting person: other (OO); citizenship or place of organization: Netherlands (P7); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 5,930,781; sole dispositive power 0; shared dispositive power 5,930,781; aggregate amount beneficially owned 5,930,781 (5.3% of the class)
- Forbion IV Management B.V.: type of reporting person: other (OO); citizenship or place of organization: Netherlands (P7); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 5,930,781; sole dispositive power 0; shared dispositive power 5,930,781; aggregate amount beneficially owned 5,930,781 (5.3% of the class)
- Forbion Growth Opportunities Fund I Cooperatief U.A.: type of reporting person: other (OO); citizenship or place of organization: Netherlands (P7); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 4,648,025; sole dispositive power 0; shared dispositive power 4,648,025; aggregate amount beneficially owned 4,648,025 (4.1% of the class)
- Forbion Growth Management B.V.: type of reporting person: other (OO); citizenship or place of organization: Netherlands (P7); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,648,025; sole dispositive power 0; shared dispositive power 4,648,025; aggregate amount beneficially owned 4,648,025 (4.1% of the class)
- ForGrowth NAP B.V.: type of reporting person: other (OO); citizenship or place of organization: Netherlands (P7); does not affirm membership in a group (box b); source of funds: working capital (WC), affiliate funds (AF); sole voting power 0; shared voting power 10,578,806; sole dispositive power 0; shared dispositive power 10,578,806; aggregate amount beneficially owned 10,578,806 (9.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, Nominal value 0.12 per share
Name of issuer: NewAmsterdam Pharma Company N.V.
Address of issuer's principal executive offices: Gooimeer 2-35, Naarden, Netherlands (P7), 1411 DC
Comment: This Amendment No. 4 ("Amendment No. 4") amends and supplements the Schedule 13D originally filed on June 30, 2023, as amended from time to time (the "Schedule 13D") relating to the ordinary shares (the "Ordinary Shares"), nominal value 0.12 per share, of NewAmsterdam Pharma Company N.V., a public limited liability company (naamloze vennotschap) incorporated under the laws of the Netherlands (the "Issuer"). Capitalized terms used herein and not otherwise defined shall have the same meanings ascribed to them in the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
(i) Forbion Growth I may be deemed to beneficially own 4,648,025 Ordinary Shares held through ForGrowth, representing approximately 4.1% of the outstanding Ordinary Shares, (ii) Forbion IV may be deemed to beneficially own 5,930,781 Ordinary Shares held through ForGrowth, representing approximately 5.3% of the of the outstanding Ordinary Shares and (iii) ForGrowth may be deemed to beneficially own 10,578,806 Ordinary Shares, representing approximately 9.4% of the outstanding Ordinary Shares, including an aggregate of 9,926,633 Ordinary Shares allocable to Forbion Growth I and Forbion IV through ForGrowth's interest in PoolCo.

Forbion Growth Management may be deemed to beneficially own the Ordinary Shares that may be deemed to be beneficially owned by Forbion Growth I, and Forbion IV Management may be deemed to beneficially own the Ordinary Shares that may be deemed to be beneficially owned by Forbion IV.

The percentage of the outstanding Ordinary Shares that may be deemed to be beneficially owned by the Reporting Persons is based upon 112,628,458 shares of the Issuer's Ordinary Shares outstanding, as reported by the Issuer in its Quarterly Report on Form 10-Q filed on August 6, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: See above.
Transactions in the class effected during the past sixty days: Information concerning transactions in the Ordinary Shares of the Issuer effected since the most recent filing of Schedule 13D is set forth in Annex I of this Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Forbion Capital Fund IV Cooperatief U.A.: /s/ V. van Houten /s/ G.J. Mulder, V. van Houten and G.J. Mulder, Directors of its Director (08/12/2025)
- Forbion IV Management B.V.: /s/ V. van Houten /s/ G.J. Mulder, V. van Houten and G.J. Mulder, Directors (08/12/2025)
- Forbion Growth Opportunities Fund I Cooperatief U.A.: /s/ V. van Houten /s/ G.J. Mulder, V. van Houten and G.J. Mulder, Directors of its Director (08/12/2025)
- Forbion Growth Management B.V.: /s/ V. van Houten /s/ G.J. Mulder, V. van Houten and G.J. Mulder, Directors (08/12/2025)
- ForGrowth NAP B.V.: /s/ V. van Houten /s/ G.J. Mulder, V. van Houten and G.J. Mulder, Directors of its Director (08/12/2025)